Free Writing Prospectus

Filed pursuant to Rule 433

Registration Statement No. 333-232144

Dated December 2, 2019

LEVERAGED MARKET-LINKED STEP UP NOTES

 Leveraged Market-Linked Step Up Notes Linked to a Global Equity Index Basket

Issuer	Barclays Bank PLC (“Barclays”)
Principal Amount	$10.00 per unit
Term	Approximately three years
Market Measure	A global equity index basket comprised of the S&P 500® Index (Bloomberg symbol: “SPX”), the EURO STOXX 50® Index (Bloomberg symbol: “SX5E”), the FTSE® 100 Index (Bloomberg symbol: “UKX”), the Nikkei 225 Index (Bloomberg symbol: “NKY”), the Swiss Market Index (Bloomberg symbol: “SMI”), the S&P/ASX 200 Index (Bloomberg symbol: “AS51”) and the Hang Seng® Index (Bloomberg symbol: “HSI”). Each Basket Component is a price return index. The S&P 500® Index will be given an initial weight of 50%, the EURO STOXX 50® Index will be given an initial weight of 20%, each of the FTSE® 100 Index and the Nikkei 225 Index will be given an initial weight of 10%, each of the Swiss Market Index and the S&P/ASX 200 Index will be given an initial weight of 3.75% and the Hang Seng® Index will be given an initial weight of 2.50%.
Payout Profile at Maturity

•     If the Market Measure is flat or increases, but is below the Step Up Value, a return equal to the Step Up Payment

•     If the Market Measure increases up to or above the Step Up Value, [155% to 175%] leveraged upside exposure to increases in the Market Measure

•     1-to-1 downside exposure to decreases in the Market Measure, with up to 100% of your principal at risk

Step Up Value	118% of the Starting Value
Step Up Payment	$1.80 per unit, which represents a return of 18% over the principal amount
Threshold Value	100% of the Starting Value
Participation Rate	[155% to 175%], to be determined on the pricing date
Interest Payments	None
Preliminary Offering Documents	http://www.sec.gov/Archives/edgar/data/312070/00009501031901 6584/dp116374_424b2-2761baml.htm
Exchange Listing	No

You should read the relevant Preliminary Offering Documents before you invest. Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.

Risk Factors

Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:

•	Depending on the performance of the Market Measure as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.

•	Payments on the notes, including repayment of principal, are subject to the credit risk of Barclays and to the risk of exercise of any U.K. Bail-in Power or any other resolution measure by the relevant U.K. resolution authority. If Barclays becomes insolvent, is unable to pay its obligations, or any other resolution measure is exercised, you may lose your entire investment.

•	Changes in the level of one of the Basket Components may be offset by changes in the levels of the other Basket Components.

•	The initial estimated value of the notes on the pricing date will be less than their public offering price.

•	If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the initial estimated value of the notes on the pricing date.

•	You will have no rights of a holder of the securities included in the Basket Components, and you will not be entitled to receive securities or dividends or other distributions by the issuers of those securities.

•	Your return on the notes may be affected by factors affecting the international securities markets. In addition, you will not obtain the benefit of any increase in the value of any currency in which the securities included in the Basket Components are traded against the U.S. dollar, which you would receive if you had owned the securities included in the Basket Components during the term of your notes, although the value of the notes may be adversely affected by general exchange rate movements in the market.

Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.

The graph above and the table below reflect the hypothetical return on the notes, based on the terms contained in the table to the left (using the mid-point for any range(s)). The graph and table have been prepared for purposes of illustration only and do not take into account any tax consequences from investing in the notes.

Hypothetical Percentage Change from the Starting Value to the Ending Value	Hypothetical Redemption Amount per Unit(1)	Hypothetical Total Rate of Return on the Notes
-100.00%	$0.00	-100.00%
-50.00%	$5.00	-50.00%
-40.00%	$6.00	-40.00%
-30.00%	$7.00	-30.00%
-20.00%	$8.00	-20.00%
-10.00%	$9.00	-10.00%
0.00%(2)	$11.80(3)	18.00%
3.00%	$11.80	18.00%
5.00%	$11.80	18.00%
10.00%	$11.80	18.00%
18.00%(4)	$12.97	29.70%
20.00%	$13.30	33.00%
30.00%	$14.95	49.50%
40.00%	$16.60	66.00%
50.00%	$18.25	82.50%
60.00%	$19.90	99.00%

(1)	The hypothetical Redemption Amount per unit is based on the hypothetical Participation Rate of 165%.

(2)	This hypothetical percentage change corresponds to the Threshold Value.

(3)	This amount represents the sum of the principal amount and the Step Up Payment of $1.80.

(4)	This hypothetical percentage change corresponds to the Step Up Value.

Barclays Bank PLC (Barclays) has filed a registration statement (which includes a prospectus) with the Securities and Exchange Commission (SEC) for the notes that are described in this Guidebook. Before you invest, you should carefully read the prospectus in that registration statement and other documents that Barclays has filed with the SEC for more complete information about Barclays and any offering described in this Guidebook. You may obtain these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Barclays’s Central Index Key, or CIK, on the SEC website is 312070. Alternatively, Merrill Lynch will arrange to send you the prospectus and other documents relating to any offering described in this document if you so request by calling toll-free 1-800-294-1322. Barclays faces risks that are specific to its business, and we encourage you to carefully consider these risks before making an investment in its securities.